UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  DECEMBER 2013

Commission File Number 001-32558

KOBEX MINERALS INC.
(formerly IMA Exploration Inc.)

Translation of registrant’s name into English

1703 - 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, Canada

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X                                                          Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                        No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

SUBMITTED HEREWITH

Exhibits

99.1	News Release – December 12, 2013 – Kobex Minerals Inc. Announces Normal Course Issuer Bid

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOBEX MINERALS INC.
(Registrant)

By:	/s/ Sandra Lee

Sandra Lee
Corporate Secretary
Date: DECEMBER 12, 2013